FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 27, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

Betfair places a winning wager on CryptoLogic slot games

World’s largest online betting community to offer CryptoLogic slot games to over two million customers

April 27, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, has signed a multi-year agreement to provide at least 10 of its top branded and non-branded slot games to Betfair, the world’s largest online betting community. The first five games will be available to Betfair’s two million registered customers before the end of the second quarter, with the remaining games to follow in the third and fourth quarters of 2009.

The games will be made available to Betfair through Orbis Technology’s Open Bet Fixed Odds Games (FOG) platform. CryptoLogic announced a deal with Orbis in December 2008 as part of its successful strategy to expand its channels to the Internet gaming market.

“CryptoLogic’s new relationship with Betfair is excellent proof of the potential of our ‘build once, license often’ business strategy,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s branded slot games are both popular and profitable, and today that leads yet another top global gaming brand to join CryptoLogic’s growing list of customers.”

Since pioneering the first successful online betting exchange in 2000, Betfair has grown to process more than six million transactions a day. Betfair enables its two million customers to choose their own odds and bet even after an event has started. The company’s portfolio of innovative products includes casino games, exchange games and poker. Betfair is also highly accomplished in signature platform development and exchange technology, having launched three applications: Betfair Poker, Tradefair and Betfair Predicts.

Betfair has been very pleased with its partnership with Orbis, through which it has delivered the increasingly popular Betfairarcade.com and Quickplay games.  The CryptoLogic products will sit online beside the 75 games already delivered in the Arcade.  Over £7m is currently paid out to customers in winnings every week.

“Betfair is excited to make CryptoLogic’s casino games available to our two million registered customers,” said Albert Tapper Head of Arcade / XG. “Betfair is all about offering customers unprecedented choice, value and control, and CryptoLogic’s market-leading slot games will add to that experience.”

CryptoLogic and Betfair have worked together in the past, dating back to 2004 when Betfair launched www.betfairpoker.com using software licensed from CryptoLogic’s subsidiary, WagerLogic Limited.

Betfair has twice been named the United Kingdom’s “Company of the Year” by the Confederation of British Industry and remains the only betting companies to win two Queen’s Award for Enterprise.

“This deal strengthens CryptoLogic’s leadership in slot games, and illustrates why we’re the partner of choice for so many of the world’s largest gaming operators,” said Justin Thouin, CryptoLogic’s Vice President.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

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Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Betfair (www.betfair.com)

The Betfair group of companies (‘Betfair’) offers a global portfolio of gambling products and services. This includes the world’s leading betting exchange (a concept pioneered by Betfair), which is provided in the United Kingdom. Betfair’s other betting platforms include a bookmaking operation provided from Malta and a second betting exchange in Australia.

Separately, Betfair’s established gaming products include Betfair Poker, Betfair Casino and a number of exchange-enabled games. All of these are offered from Malta.

Betfair currently employs over 1,350 people, principally in London, Malta and Tasmania and is a licensed gaming operation in the United Kingdom, Australia, Malta, Italy, Austria and Germany.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Richard.Bloch@betfair.com 0044 0 75250 38839 PR Manager	Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.